

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 2, 2016

Via E-Mail
Ms. Anna Varlamova
President
Bitmis Corp.
Unit No. 5784, 152 Chartered Square Building, 212/19
Bangkok, Thailand 10500

> **Re: Bitmis Corp.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-214469**

Dear Ms. Varlamova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the address for Ms. Varlamova listed in the Articles of Incorporation filed as Exhibit 3.1 is identical to the address provided for the Agent of Service on the prospectus cover page. Please advise.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. It appears that you are a shell company as that term is defined in Rule 405 of the Securities Act. In this regard, we note that you have nominal operations, nominal assets consisting solely of cash and cash equivalents, and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status. Alternatively, please provide us with a detailed legal analysis explaining why you are not a shell company.

4. It appears that you are a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- You have a net loss of $941 and you have not generated any revenues to date;

- You have assets of $5,100 consisting solely of cash; and,

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

   These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 and prominently state that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Bitmis Corp. is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

Risk Factors, page 7

5. Please include the volatility associated with penny stock offerings in your risk factor section.

6. We note from the description of Ms. Varlamova's business experience on page 20 that she does not appear to have specific experience or qualifications to give legal, investment or tax advice. If true, please include risk factor disclosure to this effect, and clarify any risks associated with your ability to hire appropriately qualified personnel to render these services.

Future sales by existing stockholders, page 22

7. Please revise your disclosure in this section to describe the limitations on resales under Rule 144(i) by holders of restricted shares of shell companies.

Plan of Distribution, page 23

8. Please revise your disclosure to provide more detail on the method Ms. Varlamova will employ to sell the shares. By way of example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us with copies of any materials that you intend to use to solicit investors.

Description of Business, page 17

9. We note that you currently do not have any significant operations and that your plan of operation is forward-looking. Please revise your business section in its entirety to provide specific details regarding your business which may allow investors to make informed investment decisions. By way of example, please disclose how many employees you plan to hire, the priority of which services will commence first, details on what each service entails, etc. See Item 101(h)(4) of Regulation S-K.

Competition, page 19

10. Please revise your disclosure to expand your discussion of the competition Bitmis Corp may face. For example, provide an estimate of the number of competitors, specific advantages Bitmis Corp holds over its competitors, and any shortcomings Bitmis Corp may experience against its competitors. See Item 101(h)(iv) of Regulation S-K.

Offices, page 19

11. Please disclose whether there is an agreement in place with Ms. Varlamova to provide the office free of charge for the operations of Bitmis Corp, and how long this agreement will last. If there is not an agreement in place, please state so and disclose that Ms. Varlamova is free to discontinue providing the office space gratuitously at any time and without notice. See Item 102 of Regulation S-K.

Government Regulation, page 19

12. Please revise to clarify what, if any, qualifications, licenses or authorizations you or your employees would need to hold in order to render the legal, tax and investment services you intend to provide.

Directors, Executive Officers, Promoters and Control Persons, page 20

13. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Varlamova should serve as your Director. Please also elaborate on the nature of the responsibilities she undertook in prior positions to provide adequate disclosure of her business experience to serve as President, Treasurer and Secretary. See Item 401(e)(1) of Regulation S-K.

Note 9 – Subsequent Event, page 35

14. Please revise to disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

Exhibit 23.1

15. Your independent auditor's consent included as Exhibit 23.1 refers to the audit report dated November 4, 2016 while the audit report included on page 27 is dated November 7, 2016. Please have your auditor revise their consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant at 202-551-5004 or John Cash, Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Tahmina Mohammad at 202-551-4764 or me at 202- 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction